Exhibit 21.1

List of Subsidiaries of Dynamic Offshore Resources, Inc.

Entity	State of Formation

Dynamic Offshore Resources, LLC	Delaware

DBH, LLC	Delaware

Bandon Oil and Gas GP, LLC	Delaware

Bandon Oil and Gas, LP	Delaware

Dynamic Offshore Resources NS Acquisition, Inc.	Delaware

Dynamic Offshore Resources NS Parent, Inc.	Delaware

Dynamic Offshore Resources NS, LLC	Texas

SPN Resources, LLC	Louisiana